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                              June 23, 2023

       Anuj Kumar Sethi
       Principal Financial Officer
       Yatra Online, Inc.
       Gulf Adiba, Plot No. 272
       4th Floor, Udyog Vihar, Phase-II
       Sector-20, Gurugram - 122008
       Haryana , India

                                                        Re: Yatra Online, Inc.
                                                            Form 20-F for the
Fiscal Year Ended March 31, 2022
                                                            Response dated
April 5, 2023
                                                            File No. 001-37968

       Dear Anuj Kumar Sethi:

              We have reviewed your April 5, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 15, 2023 letter.

       Form 20-F for the Fiscal Year Ended March 31, 2022

       Certain Non-IFRS Measures, page 115

   1. We note your response to prior comment 1 explains that your presentation of the non-
                                                        IFRS measure Adjusted
Revenue deducts amounts reflected in your statement of profit or loss as service cost as
if you acted as an agent in transactions when gross presentation is required because you
were the primary obligor. We also note that Adjusted Revenue adds back customer
promotional expenses which are reported in your financial statements as a reduction of revenue.
Please provide us with additional detail explaining how you
                                                        considered Question
100.04 of the Non-GAAP Financial Measures Compliance and
                                                        Disclosure
Interpretations as Adjusted Revenue appears to substitute individually tailored
 Anuj Kumar Sethi
FirstName  LastNameAnuj Kumar Sethi
Yatra Online, Inc.
Comapany
June       NameYatra Online, Inc.
     23, 2023
June 23,
Page 2 2023 Page 2
FirstName LastName
         revenue recognition and measurement methods for those of IFRS or revise your disclosure to remove this measure.
2. Please confirm that Adjusted Revenue as disclosed for your reportable segments is the same as the measure Segment Results presented in your segment footnote and explain why these measures have different titles. In addition, as it relates to the presentation of segment profitability information outside of the footnotes to the financial statements, tell us how you considered Questions 104.01 and 104.02 of the Non-GAAP Financial
         Measures Compliance and Disclosure Interpretations.
Notes to the Consolidated Financial Statements
5. Segment Information, page F-28

3. We note your response to prior comment 2. It is unclear how your presentation of
            segment revenue,    which excludes amounts reported as reduction of
revenue under IFRS
         15, is consistent with IFRS 8 paragraph 23(a), which requires
disclosure of    revenues
         from external customers.    Please explain or revise your segment
footnote to instead
         disclose    revenues from external customers    as required by IFRS
8.23(a).
4. In your response to prior comment 2, you state that you have three reportable segments:
         air ticketing, hotels and packages, and other services. However, in your Information about
         Reportable Segments reconciliation, you also present segment results
for    Others   . Tell
         us if    Others    is comprised of operating segments that meet the
criteria in IFRS 8
         paragraph 14. If this criteria is not met for    Others   , revise
your presentation to be
         consistent with IFRS 8 paragraph 16.
5.       We note that your reportable segments    measures of profit or loss is
titled    Segment
         Results   . This title appears similar to    Results from Operations
 as presented in your
         consolidated financial statements. Please revise to clearly distinguish the measures.
6. Your Information about Reportable Segments reconciliation includes a line item for unallocated expenses, which appears to be the sum of multiple types of expenses. Please disaggregate the unallocated expenses line item to separately identify and describe all material reconciling items. Refer to IFRS 8 paragraph 28.
7.       We note your presentation of the subtotal    Operating loss (before
depreciation,
         amortization, impairment of goodwill and impairment of loan to joint
venture)    in your
         Information about Reportable Segments reconciliation table. Please remove this non-
         IFRS measure from your segment reconciliation. Refer to IFRS 8 paragraph 28(b).
 Anuj Kumar Sethi
Yatra Online, Inc.
June 23, 2023
Page 3

      You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Steve Lo, Staff
Accountant, at 202-551-3394 with any questions.



FirstName LastNameAnuj Kumar Sethi                      Sincerely,
Comapany NameYatra Online, Inc.
                                                        Division of Corporation
Finance
June 23, 2023 Page 3                                    Office of Energy &
Transportation
FirstName LastName